Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001 -23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 13, 2021

DATE AND TIME: On May 13, 2021, at 8:30 a.m.
CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.
QUORUM: The totality of the elected members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws.
RESOLUTIONS UNANIMOUSLY MADE:
Subject to approval of the General Stockholders’ Meeting and on the grounds of sub item 6.8, X of the Company’s Bylaws, it was resolved on the payment of interest on capital to stockholders, in the amount of R$0.04874 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.041429 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding. Such payment will be made up to December 31, 2021, with calculation based on the final stockholding position registered on May 24, 2021. Interest will be registered as credit to the specific account on May 27, 2021
CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after they were read and approved by all, they were signed by the meeting attendees. São Paulo (State of São Paulo), May 13, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Board members.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence